May 2, 2024

VIA EDGAR

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Mr. Peter McPhun
Ms. Jennifer Monick

Re:	Sun Communities, Inc. – Form 10-K for the Year Ended December 31, 2023

(File No. 001-12616)

Dear Mr. McPhun and Ms. Monick:

Sun Communities, Inc. (or the “Company”) is submitting this letter in response to the comment letter dated April 29, 2024 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (“Staff”) concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (“Form 10-K”). To facilitate the Staff’s review, we have included the comment contained in the Comment Letter in bold text and have provided the Company’s response immediately following the comment.

Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Investment Property

Impairment of long-lived assets, page F-14

1.

We note your disclosure that you estimate the fair value of your long-lived assets based on undiscounted future cash flows and any potential disposition proceeds for a given asset. Please tell us how you determined it was unnecessary to use discounted future cash flows. Please refer to ASC 820-10.

Response:

We respectfully advise the Staff we do, in fact, use discounted cash flows and any potential disposition proceeds for a given asset when estimating fair value of our long-lived assets in accordance with ASC 820-10 Fair Value Measurements. Our Form 10-K for the noted period included a typographical error using the word “undiscounted” rather than “discounted” when describing our methodology for estimating fair value of long-lived assets. Our Form 10-K for periods prior to December 31, 2023 properly described our fair value methodology as using discounted cash flows. This description was accidentally changed during our preparation of our Form 10-K for the period ending December 31, 2023.

May 2, 2024

Page | 2

We recently filed our Form 10-Q for the period ended March 31, 2024 and have included in Footnote 1. Basis of Presentation our Impairment of long-lived assets policy which correctly describes our use of discounted cash flows and any potential disposition proceeds for a given asset when estimating fair value of our long-lived assets and will correct the disclosure in future filings of our Form 10-K.

Any questions or comments with respect to the Company’s Form 10-K may be communicated to the undersigned at (248) 208-2500 or by email (fcastro@suncommunities.com).

Very truly yours,

/s/ Fernando Castro-Caratini

Fernando Castro-Caratini

Chief Financial Officer and Secretary